NOVATION AGREEMENT

This NOVATION AGREEMENT (“Agreement”) by and among SunAmerica Asset Management, LLC (the “Adviser”), Franklin Advisers, Inc. (“Franklin Advisers”) and QS Investors, LLC (“QS” or the “Subadviser” or “QS”) is effective as of August 7, 2021.

WHEREAS, the Adviser and SunAmerica Series Trust (the “Trust”), have entered into an Investment Advisory and Management Agreement dated as of January 1, 1999, as amended from time to time (the “Advisory Agreement”), pursuant to which the Adviser has agreed to provide investment management, advisory and administrative services to the Trust, and pursuant to which the Adviser may delegate one or more of its duties to a subadviser pursuant to a written subadvisory agreement; and

WHEREAS, the Adviser and Subadviser are party to a Subadvisory Agreement dated July 31, 2020 (the “Subadvisory Agreement”), pursuant to which Adviser has engaged Subadviser to furnish investment advisory services on the terms set forth therein to the investment portfolio(s) of the Trust listed on Schedule A thereto; and

WHEREAS, on or about August 7, 2021, Subadviser will merge with and into Franklin Advisers, and by operation of law, at closing, among other things, all Subadviser’s rights and obligations under the Subadvisory Agreement will be transferred to Franklin Advisers; and

WHEREAS, the transfer of the Subadvisory Agreement to Franklin Advisers does not constitute an “assignment” of such agreement under and for purposes of the Investment Company Act of 1940, as amended (the “1940 Act”).

NOW, THEREFORE, in consideration of the mutual promises contained herein, the parties agree as follows:

1.   QS shall be substituted by Franklin Advisers under the Subadvisory Agreement, and Franklin Advisers shall assume all rights and obligations of QS arising out of or in connection with the Subadvisory Agreement and shall be bound in all respects in place of QS by the terms of the Subadvisory Agreement which shall hereafter be construed and treated in all respects as if Franklin Advisers had been originally named as a party to the Subadvisory Agreement.

2.  Notices required or permitted to be given to Franklin Advisers pursuant to Section 21 of the Subadvisory Agreement shall be provided to the following address:

Franklin Advisers, Inc

One Franklin Parkway

San Mateo, CA 94403

Attn: FTIS Business Management

Email: ftisbusinessmanagement@franklintempleton.com

3.  This Agreement shall be construed in accordance with the laws of the State of New York and the applicable provisions of the 1940 Act. To the extent the applicable laws of the State of New York, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control.

4.    This Agreement may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.

5.  Except as expressly supplemented, amended or consented to hereby, all of the representations, warranties, terms, covenants, and conditions of the Subadvisory Agreement shall remain unchanged and shall continue to be in full force and effect.

6.  Capitalized terms used but not defined herein shall have the meanings assigned to them in the Subadvisory Agreement.

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IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Agreement as of the date first above written.

SunAmerica Asset Management, LLC

By:	/s/ John T. Genoy

Name:	John T. Genoy

Title:	President

Franklin Advisers, Inc.

By:	/s/ William Yun

Name:	William Yun

Title:	Executive Vice President

QS Investors, LLC

By:	/s/ Edward McGraw

Name:	Edward McGraw

Title:	Head of Client Strategy and Investment Solutions Operations